Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-108430
                                                               December 31, 2003

                                   PROSPECTUS

                                INNOVO GROUP INC.
                            5804 EAST SLAUSON AVENUE
                           COMMERCE, CALIFORNIA 90040
                                 (323) 725-5516

                                  COMMON STOCK

                8,818,991 Shares Offered by Selling Stockholders

YOU SHOULD READ THIS PROSPECTUS CAREFULLY BEFORE YOU INVEST.

     * This prospectus registers for resale up to 8,818,991 shares of our common stock which may be offered from time by the selling stockholders identified in the section entitled "Selling Securityholders" on pages 15 - 24 of this prospectus.

     * The selling stockholders may also offer additional shares of common stock acquired as a result of stock splits, stock dividends or similar transactions.

     * The shares will be sold by the respective selling stockholders in one or more sales through the Nasdaq SmallCap Market, any other market on which our common stock is traded at the time of the sale, or in individually negotiated transactions.

     *    Innovo will not receive any proceeds from the sale of these shares.

     * Our common stock is traded on the Nasdaq SmallCap Market under the symbol INNO.

     * On December 19, 2003, the last sale price of our common stock on the Nasdaq SmallCap Market was $3.21. You should obtain a current market price quotation before you buy any of the offered shares.

         Our principal executive offices are located at 5804 East Slauson Avenue, Commerce, California 90040. Our telephone number is (323) 725-5516.

               --------------------------------------------------

The securities offered by this prospectus involve a high degree of risk. You should carefully consider the factors described under the heading "Risk Factors" beginning on page 3 of this prospectus.

               --------------------------------------------------
Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
               --------------------------------------------------

                The date of this prospectus is December 31, 2003.

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

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

OUR COMPANY....................................................................2
RISK FACTORS...................................................................3
USE OF PROCEEDS...............................................................14
DIVIDEND POLICY...............................................................14
SELLING SECURITYHOLDERS.......................................................15
PLAN OF DISTRIBUTION..........................................................24
DESCRIPTION OF SECURITIES.....................................................25
ENGAGEMENT OF RESEARCH FIRM...................................................28
LEGAL MATTERS.................................................................28
EXPERTS.......................................................................28
WHERE YOU CAN FIND MORE INFORMATION...........................................28
FORWARD-LOOKING STATEMENTS....................................................29
CAUTIONARY STATEMENTS.........................................................30



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                                     SUMMARY

     As used in this prospectus, unless the context otherwise requires, "we," "us," "our" or "Innovo" refers to Innovo Group Inc. and its subsidiaries. The following summary is not complete and does not contain all of the information that may be important to you. We encourage you to read the entire prospectus and the documents incorporated by reference in this prospectus.

                                  The Offering

Issuer.............................  Innovo Group Inc.

Common   stock   offered  by
the  selling stockholders..........  8,818,991

Common stock outstanding
before and after the offering......  25,764,850

Use of Proceeds....................  We will not receive any proceeds from this offering.

Registration Rights................  We  have  agreed  to   use  all  reasonable
                                     efforts to keep the shelf registration statement, of which this prospectus forms a part, effective until the earlier of:

                                     o the    first     anniversary    of    the
                                       declaration   by   the   Securities   and
                                       Exchange   Commission  that   the   shelf
                                       registration   statement  is   effective;

                                     o the sale of all of the  shares of  common
                                       stock covered by the shelf registration statement; and

                                     o the  expiration  of  the  holding  period
                                       applicable to the shares of common stock held by non-affiliates of Innovo under Rule 144(k) of the Securities Act, or any successor provision, subject to certain exceptions.

Trading............................  Our  common stock  is  traded on the Nasdaq
                                     SmallCap  Market under  the  symbol "INNO."

Risk Factors.......................  See   "Risk   Factors"   and    the   other
                                     information   in  this  prospectus   for  a
                                     discussion   of   the  factors  you  should
                                     carefully   consider  before   deciding  to
                                     invest in our common stock.

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                                       1

                                   OUR COMPANY

     Our principal business activity involves the design, development and worldwide marketing of high quality consumer products for the apparel and accessory markets. As discussed below, we do not manufacture any apparel or accessory products but outsource the manufacturing to third parties. We sell our products to over 1,000 different retail, distributors and private label customers around the world. Retail customers and distributors purchase finished goods directly from us. Retail customers then sell the product through their retail stores and distributors sell our products to retailers in the international market place. Private label customers outsource the production and sourcing of their private label products to us and then sell through their own distribution channels. Private label customers are generally retail chains who desire to sell apparel and accessory products under their own brand name. We work with our private label customers to create their own brand image by custom designing products. In creating a unique brand, our private label customers may provide samples to us or may select styles already available in our showrooms. We believe we have established a reputation among these private label buyers for the ability to arrange for the manufacture of apparel and accessory products on a reliable, expeditious and cost-effective basis.

     We operate our consumer products business through three wholly-owned, operating subsidiaries, Innovo, Inc. ("Innovo"), Joe's Jeans, Inc. ("Joe's"), and Innovo Azteca Apparel, Inc. ("IAA"). We no longer manufacture any apparel or accessory products. All of our products are currently manufactured by independent contractors located in Los Angeles, Mexico and the Far East, including, Hong Kong, China, Korea, Vietnam and India. The products are then distributed out of warehouse facilities located in Los Angeles or directly from the factory to the customer. During fiscal 2002, approximately 23% of our apparel and accessory products were manufactured outside of North America. The rest of our accessory and apparel products during fiscal 2002 were manufactured in the United States (approximately 24%) and Mexico (approximately 53%). In the nine months ended August 30, 2003, approximately 19% of our apparel and accessory products were manufactured outside of North America. The rest of our accessory and apparel products in the nine months ended August 30, 2003 were manufactured in the United States (approximately 14%) and Mexico (approximately 66%). All of our products manufactured in Mexico, are manufactured by Azteca Productions International, Inc. ("Azteca") or its affiliates, as discussed below. Azteca is controlled by significant shareholders of Innovo, Hubert Guez and Paul Guez.

     Our operations are comprised of two reportable segments: apparel and accessory, with the operations of our Joe's and IAA subsidiaries representing the apparel segment and Innovo conducting business in the accessory segment. Segment revenues are generated from the sale of consumer products by Joe's, IAA and Innovo. Our corporate activities are represented by the operations of Innovo Group Inc., the parent company, and our real estate operations are conducted through our Leaseall Management, Inc. and Innovo Realty, Inc. subsidiaries. Our real estate operations do not currently require a substantial allocation of our resources and is not a significant part of management's daily operational functions, and thus, our real estate operations are not currently defined as a distinct operating segment but are classified as "other" along with our other corporate activities.

     All of our products manufactured in Mexico are currently being manufactured by Azteca and/or its affiliates. In the summer of 2000, we entered into a group of transactions with Azteca and its affiliates and principals. Pursuant to the terms of these transactions, Azteca's principals, through an affiliated company named Commerce Investment Group, LLC ("CIG"), purchased from Innovo common stock and warrants which resulted in CIG and its affiliates owning approximately 25% of our outstanding common stock with the potential to acquire additional common stock through the exercise of the issued warrants.

     Additionally, as part of these transactions, we entered into a supply agreement with Azteca and a distribution agreement with Apparel Distribution Services ("ADS"), an Azteca affiliate. As contemplated under the agreements, we agreed to purchase its accessory craft products, which primarily consist of

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

denim totebags and aprons, from Azteca and to have ADS distribute all of our accessory products out of ADS's Los Angeles, CA distribution facility.

     In July 2003, we entered into another supply agreement with an Azteca affiliate, AZT International SA de CV, a Mexico corporation ("AZT"). Pursuant to this agreement, we purchase certain products, particularly the products to be sold by our Blue Concepts division acquired on July 17, 2003 from AZT. In addition, we have verbal agreements with Azteca and/or its affiliates regarding the supply and distribution of other apparel products, including certain denim products for our Fetish(R) and Shago(R) branded accessory and apparel lines. We rent warehouse space in Los Angeles from Azteca.

     The strategic partnership entered into with CIG allowed us to close our domestic manufacturing and distribution facilities and to move forward with our goal of diversifying our product mix and offerings to include apparel products as opposed to only accessory products. We obtained this objective with the creation of the Joe's and Joe's Jeans brand in February 2001, which was created to design and market high-end denim apparel products.

     The strategic partnership created with CIG allowed us to quickly enter the denim apparel market and to grow its accessory craft business. During fiscal 2001 and 2002, a vast majority of our apparel products sold were denim products which we purchased from, and other services provided by, CIG or its affiliates. The combined accessory, craft and denim apparel products purchased from and other services provided by CIG or its affiliates during fiscal 2001 and 2002 were approximately $5.7 million and 16.0 million respectively or 90% and 80%, respectively of our manufacturing and distribution costs for such periods. In the nine months ended August 30, 2003, we purchased approximately $23.2 million of accessory, craft and denim apparel products from and other services provided by CIG or its affiliates, or 66% of our manufacturing and distribution costs for such period.

     During the nine months ended August 30, 2003, we significantly diversified our apparel products to include a broader array of apparel products including, but not limited to, non-denim products. These non-denim products, along with certain denim products, are purchased from third party independent suppliers, including CIG and/or its affiliates. While we now use additional suppliers to meet our needs, we intend to continue to take advantage of CIG's expertise with denim products so long as we believe it is in our best interest.

     Our headquarters and principal executive offices are located at 5804 East Slauson Avenue, Commerce, CA 90040 and our telephone number at this location is
(323) 725-5516. We also have operational offices and/or showrooms in Los Angeles, New York, Knoxville, Tokyo and Hong Kong and third party showrooms in New York, Los Angeles and Paris. Although we maintain a website at www.innovogroup.com, we do not intend that the information available through our website be incorporated into this prospectus. For additional information about Innovo and our businesses, see "Where You Can Find More Information."

                                  RISK FACTORS

     Before you invest in our common stock by purchasing shares from a selling stockholder named in this Prospectus, you should be aware that there are various risks involved in investing in our common stock. We have described below all of the risks which we deem material to your investment decision. You should consider carefully these risk factors, together with all of the other information included in this prospectus and in the periodic reports we have filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, before you decide to purchase any shares of our common stock. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations.

THE FOLLOWING RISK FACTORS RELATE TO OUR COMMON STOCK:
------------------------------------------------------

The 8,818,991 shares of our common stock registered for resale by this prospectus may adversely affect the market price of our common stock.

     As of December 19, 2003, 25,764,850 shares of our common stock were issued and outstanding. This prospectus registers for resale 8,818,991 shares, or 32.40% of our outstanding common stock (this amount includes 1,445,998 shares of common stock which may be issued upon exercise of warrants held by the selling stockholders).

     We are unable to predict the effect that sales into the market of 8,818,991 shares may have on the then prevailing market price of our common stock. On December 19, 2003, the last reported sale price of our common stock on the Nasdaq SmallCap Market was $3.21. During the four weeks prior to December 16, 2003, the average daily trading volume of our common stock was 81,710 shares. It is likely that market sales of the 8,818,991 shares offered for resale pursuant to this prospectus (or the potential for those sales even if they do not actually occur) may have the effect of depressing the market price of our common stock. As a result, the potential resale and possible fluctuations in trading volume of such a substantial amount of our stock may affect the share price negatively beyond our control.

We do not anticipate paying dividends on our common stock in the foreseeable future.

     We have not paid any dividends nor do we anticipate paying any dividends on the common stock in the foreseeable future. We intend to retain earnings, if any, to fund our operations and develop and expand our business.

We have a substantial number of authorized preferred and common shares available for future issuance that could cause dilution of stockholder interests and adversely impact the rights of holders of our common stock.

     We have a total of 40,000,000 authorized shares of common stock and 5,000,000 authorized shares of "blank check" preferred stock. As of December 19, 2003, we had 14,235,150 shares of common stock and 4,806,000 shares of preferred stock available for issuance. In 2003, we raised $18,904,080 through the sale of 6,235,648 shares of our common stock and 916,833 shares of common stock purchase warrants in private placement transactions. We expect to continue to seek financing which could result in the issuance of additional shares of our capital stock and/or rights to acquire additional shares of our capital stock. Those additional issuances of capital stock would result in a reduction of your percentage interest in us. Furthermore, the book value per share of common stock may be reduced. This reduction would occur if the exercise price of the options or warrants or the conversion ratio of the preferred stock were lower than the book value per share of common stock at the time of such exercise or conversion.

     The addition of a substantial number of shares of common stock into the market or by the registration of any other of our securities under the Securities Act may significantly and negatively affect the prevailing market price for the common stock. The future sales of shares of common stock issuable upon the exercise of outstanding warrants and options may have a depressive effect on the market price of the common stock, as such warrants and options would be more likely to be exercised at a time when the price of the common stock is in excess of the applicable exercise price.

     Our board of directors has the power to establish the dividend rates, preferential payments on any liquidation, voting rights, redemption and conversion terms and privileges for any series of preferred stock. The sale or issuance of any shares of preferred stock having rights superior to those of the common stock may result in a decrease in the value or market price of the common stock. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change of ownership without further vote or action by the stockholders and may adversely affect the voting and other rights of the holders of common stock.

We are controlled by our management and other related parties.

     As of December 19, 2003, our executive officers and directors beneficially owned approximately 25% of our outstanding securities. Furthermore, in connection with investments made by (1) Commerce Investment Group, LLC and other investors affiliated with Hubert Guez and Paul Guez (collectively, the "Commerce Group") and (2) Mr. Joseph Mizrachi in 2000 each of the Commerce Group and Mr. Mizrachi have the right to designate three individuals and one individual respectively, for election to the board of directors. If any of the Commerce Group or Mizrachi designated directors are elected, then the Board shall appoint at least one Commerce and/or Mizrachi designated director to each of our board committees. Based on the Schedule 13D/A filed by Messrs. Simon Mizrachi and Joseph Mizrachi on October 30, 2003, and the Schedule 13D/A filed by Hubert Guez and Paul Guez on December 18, 2003, the Mizrachi's and Guez's beneficially owned approximately 1% and 15% of our shares, respectively. Effective February 21, 2003, the Mizrachi's ceased to be the beneficial owners of more than 5% of our securities.

     Because of their stock ownership and/or positions with us, these persons have been and will continue to be in a position to greatly influence the election of directors and thus control our affairs. Additionally, our by-laws limit the ability of stockholders to call a meeting of the stockholders. These by-law provisions could have the effect of discouraging a takeover of us, and therefore may adversely affect the market price and liquidity of our securities. We are also subject to a Delaware statute regulating business combinations that may hinder or delay a change in control. The anti-takeover provisions of the Delaware statute may adversely affect the market price and liquidity of our securities.

Our common stock price is extremely volatile and may decrease rapidly.

     The trading price and volume of our common stock has historically been subject to wide fluctuation in response to variations in actual or anticipated operating results, announcements of new product lines or by us or our competitors, and general conditions in the apparel and accessories industries. In the 52 week period prior to December 16, 2003, the closing price of our common stock has ranged from $2.33 - $7.80. In addition, stock markets generally have experienced extreme price and volume trading volatility in recent years. This volatility has had a substantial effect on the market prices of securities of many companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may significantly and negatively affect the market price of our common stock.

If we cannot meet the Nasdaq SmallCap Market maintenance requirements and Nasdaq Rules, Nasdaq may delist our common stock which could negatively affect the price of the common stock and your ability to sell the common stock.

     In the future, we may not be able to meet the listing maintenance requirements of the Nasdaq SmallCap Market and Nasdaq rules, which require, among other things, minimum net tangible assets of $2 million, a minimum bid price for our common stock of $1.00, and stockholder approval prior to the issuance of securities in connection with a transaction involving the sale or issuance of common stock equal to 20 percent or more of a company's outstanding common stock before the issuance for less than the greater of book or market value of the stock. If we are unable to satisfy the Nasdaq criteria for maintaining listing, our common stock would be subject to delisting. Trading, if any, of our common stock would thereafter be conducted in the over-the-counter market, in the so-called "pink sheets" or on the National Association of Securities Dealers, Inc. ("NASD") "electronic bulletin board." As a consequence of any such delisting, a stockholder would likely find it more difficult to dispose of, or to obtain accurate quotations as to the prices, of our common stock.

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

If Nasdaq delists our common stock you would need to comply with the penny stock regulations which could make it more difficult to sell your common stock.

     In the event that our securities are not listed on the Nasdaq SmallCap Market, trading of the common stock would be conducted in the "pink sheets" or through the NASD's Electronic Bulletin Board and covered by Rule 15g-9 under the Securities Exchange Act of 1934. Under such rule, broker/dealers who recommend these securities to persons other than established customers and accredited investors must make a special written suitability determination for the subscriber and receive the subscriber's written agreement to a transaction prior to sale. Securities are exempt from this rule if the market price is at least $5.00 per share.

     The Securities and Exchange Commission adopted regulations that generally define a penny stock as any equity security that has a market price of less than $5.00 per share, with certain exceptions. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with it. If our common stock were considered a penny stock, the ability of broker/dealers to sell our common stock and the ability of our stockholders to sell their securities in the secondary market would be limited. As a result, the market liquidity for our common stock would be severely and adversely affected. We cannot assure you that trading in our securities will not be subject to these or other regulations in the future which would negatively affect the market for such securities.

THE FOLLOWING RISK FACTORS RELATE TO OUR OPERATIONS:
----------------------------------------------------

Due to our negative cash flows we could be required to cut back or stop operations if we are unable to raise or obtain needed funding.

     Our ability to continue operations will depend on our positive cash flow, if any, from future operations and on our ability to raise additional funds through equity or debt financing. Through the nine months ended August 30, 2003, we have raised $9,914,079 through the sale of 3,238,981 shares of our common stock and 317,500 shares of common stock purchase warrants in private placement transactions and had an outstanding loan balance of $5,757,000 with CIT Group, Inc., with whom we have entered into financing agreements. These sources of financing are used to fund our continuing operations and for working capital. As of August 30, 2003, we had $6,649,000 of factored receivables with CIT. While we had no liability with CIT as of August 30, 2003 due to the amount of factored receivables, our financial position may change such that there may be the need for us to continue to raise needed funds through a mix of equity and debt financing to fund our operations and working capital. Equity financing will usually result in existing stockholders becoming "diluted." A high degree of dilutions can make it difficult for the price of our common stock to rise rapidly, among other things. Dilution also lessens a stockholder's voting power.

     We do not know if we will be able to continue to raise additional funding or if such funding will be available on favorable terms. We could be required to cut back or stop operations if we are unable to raise or obtain needed funding.

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

Our cash requirements to run our business have been and will continue to be significant.

     Since 1997, our negative operating cash flow and losses from continuing operations have been as follows:

                          Negative (positive) Cash Flow
                          from Operating                     Losses (Income)
                          Activities of                      from Continuing
Nine months ended:        Continuing Operations              Operations

August 30, 2003            $7,615,000                         $ 1,987,000

Fiscal year ended:

December 1, 2002          ($1,504,000)                       ($  572,000)
December 1, 2001           $  632,000                         $  618,000
November 30, 2000          $4,598,000                         $5,056,000
November 30, 1999          $2,124,000                         $1,340,000
November 30, 1998          $1,238,000                         $2,267,000
November 30, 1997          $1,339,000                         $1,729,000

     Since fiscal 1996, we have experienced positive cash flow from our operating activities only in fiscal 2002. As of August 30, 2003, we had an accumulated deficit of approximately $36,032,000.

     Although we have undertaken numerous measures to increase sales and operate more efficiently, we may experience further losses and negative cash flows. We can give you no assurance that we will in fact operate profitably in the future.

We must expand sales of our existing products and successfully introduce new products that respond to constantly changing fashion trends and consumer demands to increase revenues and attain profitability.

     Our success will depend on our ability to expand sales of our current products to new and existing customers, as well as the development or acquisition of new product designs and the acquisition of new licenses that appeal to a broad range of consumers. We have little control over the demand for our existing products, and we cannot assure you that the new products we introduce will be successfully received by consumers. For example, in the past year, we have acquired licenses to design and market apparel and accessory products for the recording artists and actors known as "Lil' Bow Wow" and "Eve". We have spent considerable resources to develop each of these brands. We believe, but there can be no assurance, that there will be demand for products associated with "Lil' Bow Wow" and "Eve".

     Any failure on our part to anticipate, identify and respond effectively to changing consumer demands and fashion trends could adversely affect the acceptance of our products and leave us with a substantial amount of unsold inventory or missed opportunities. If that occurs, we may be forced to rely on markdowns or promotional sales to dispose of excess, slow-moving inventory, which may negatively affect our ability to achieve profitability. At the same time, our focus on tight management of inventory may result, from time to time, in our not having an adequate supply of products to meet consumer demand and may cause us to lose sales.

A substantial portion of our net sales and gross profit is derived from a small number of large customers.

     Our ten largest customers accounted for approximately 52% and 68% of our gross sales during fiscal 2002 and for the nine months ended August 2003, respectively. We do not enter into long-term agreements with any of our

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customers. Instead, we enter into a number of individual purchase order commitments with our customers. A decision by the controlling owner of a group of stores or any other significant customer, whether motivated by competitive conditions, financial difficulties or otherwise, to decrease the amount of merchandise purchased from us, or to change their manner of doing business with us, could have a material adverse effect on our financial condition and results of operations.

We are dependent on certain contractual relationships to generate revenues.

     Our sales are dependent to a significant degree upon the contractual relationships we can establish with licensors to exploit, on a generally non-exclusive basis, proprietary rights in well-known logos, marks and characters. Although we believe we will continue to meet all of our material obligations under such license agreements, there can be no assurance that such licensing rights will continue or will be available for renewal on favorable terms. Failure to obtain new licenses or extensions on current licenses or to sell such products, for any reason, could have a significant negative impact on our business. In fiscal 2002 and for the nine months ended August 30, 2003, $13,244,000 (or 43%) and $13,040,000 (or 27%) of our gross revenues were generated from licensed apparel and accessory products.

     We are primarily dependent upon revenues from a certain number of licenses, namely licenses to produce the Joe's Jeans(R) , Bongo(R), Fetish(R) and Shago(R) accessory and apparel products. For the nine months ending August 30, 2003, we recorded $1,429,000 in sales of products under our Shago(R) license. Our first product line to ship under the Shago(R) license was delivered to retailers during August 2003, making the fall product line our first line under the Shago(R) license. During that same period, we recorded $1,946,000 and $9,665,000 in sales of product under our Bongo(R) license and Joe's Jeans(R) license, respectively. During the same period ending August 30, 2003, we have not shipped any product under our license with Fetish(R), as the first shipments were expected to ship beginning after the nine month period ending August 30, 2003 ended.

     Our license agreement under the Fetish(R) mark commenced on February 13, 2003 and continues through July 31, 2006. We may elect to renew the Fetish License Agreement for an additional three-year term, subject to certain obligations that we must meet regarding minimum sales and other monetary obligations. We entered into the license agreement for the Shago(R) product line on October 15, 2002, which runs for a period of forty-two months, with us having a right of first refusal with respect to renewal of the Shago(R) license. Our license for the Bongo(R) product began March 26, 2001 and was effective through March 31, 2003. We entered into an amendment on April 1, 2003 to extend the license through March 31, 2007. We also have the right to exercise an additional renewal period should we elect to do so in the future. Our license for Joe's Jeans(R) began in February 2001, and runs for a ten-year period, with an option for two addition ten-year renewal periods.

We are currently dependent on supply and distribution arrangements with Commerce Investment Group and its related entities to generate a substantial portion of our revenues.

     During 2000, we entered into supply and distribution arrangements with Commerce Investment Group, LLC ("CIG") and affiliated entities (collectively, the "Commerce Group"). Under the terms of the arrangements, the Commerce Group purchased our equity securities and we became obligated to manufacture and distribute all of our craft products with the Commerce Group for a two-year period, with an automatic renewal for an additional two-year term. In 2002, we renewed these arrangements for another two years. In July 2003, we entered into another supply agreement with an Azteca affiliate, AZT International SA de CV, a Mexico corporation ("AZT"). Pursuant to this agreement, we purchase certain products, particularly the products to be sold by us under our Blue Concepts division acquired on July 17, 2003 from AZT. In addition, we have verbal agreements with Azteca and/or its affiliates regarding the supply and distribution of other apparel products, including certain denim products for our Fetish(R) and Shago(R) branded accessory and apparel lines. We rent warehouse space in Los Angeles from Azteca. The loss of our supply and distribution arrangements with the Commerce Group could adversely affect the our current

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supply and distribution responsibilities, primarily because if we, due to unforeseen circumstances that may occur in the future, are unable to utilize the services for manufacturing, warehouse and distribution provided by the Commerce Group, such inability may adversely affect our operations until we are able to secure manufacturing, warehousing and distribution arrangements with other suppliers that could provide the magnitude of services to us that the Commerce Group currently provide.

     CIG is an entity controlled by Hubert Guez and Paul Guez (the "Guez Brothers"), who are affiliates of us. Based on a Schedule 13D/A filed by the Guez Brothers with the SEC on December 18, 2003, the Guez Brothers beneficially owned approximately 15% of our outstanding common stock.

     We outsource a substantial amount of our products to be manufactured to CIG. In fiscal 2002, we purchased approximately $16 million in goods and services from CIG or approximately 80% of our manufacturing and distribution costs. In the nine months ended August 30, 2003, we purchased approximately $23.2 million in goods and services from CIG or its affiliates, or 66% of our manufacturing and distribution costs.

     Should we, due to unforeseen circumstances that may occur in the future, be unable to utilize the services for manufacturing, warehouse and distribution provided by CIG and/or its affiliates, such inability may adversely affect our operations until we are able to secure manufacturing, warehousing and distribution agreements with other suppliers that could provide the magnitude of services to us that CIG and its affiliates currently provide.

The seasonal nature of our business makes management more difficult, severely reduces cash flow and liquidity during parts of the year and could force us to curtail operations.

     Our business is seasonal. The majority of our marketing and sales activities take place from late fall to early spring. Our greatest volume of shipments and sales occur from late spring through the summer, which coincides with our second and third fiscal quarters. Our cash flow is strongest in the third and fourth fiscal quarters. Unfavorable economic conditions affecting retailers during the fall and holiday seasons in any year could have a material adverse effect on our results of operations for the year. We are likely to experience periods of negative cash flow throughout each year and a drop-off in business commencing each December, which could force us to curtail operations if adequate liquidity is not available. We cannot assure you that the effects of such seasonality will diminish in the future.

The loss of the services of key personnel could have a material adverse effect on our business.

     Our executive officers have substantial experience and expertise in our business and have made significant contributions to our growth and success. The unexpected loss of services of one or more of these individuals could also adversely affect us. We are currently not protected by a key-man or similar life insurance covering any of our executive officers, nor do we have written employment agreements with our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer or President. If, for example, any one of these executive officers should leave us, his or her services would likely have a substantial impact on our ability to operate, on a daily basis because we would be forced to find and hire similarly experienced personnel to fill one or more of those positions, and daily operations may suffer temporarily as a result.

     Furthermore, with respect to Joe's, while we maintain an employment agreement with Joe Dahan, its president, should Mr. Dahan, leave Joe's, his experience, design capabilities, and name recognition in the apparel and accessory industry could materially adversely affect the operations of Joe's, since Joe's relies heavily on his capabilities to design, direct and produce product for the Joe's brand.

Our business could be negatively impacted by the financial instability or consolidation of our customers.

     We sell our product primarily to retail, private label and distribution companies around the world based on pre-qualified payment terms. Financial difficulties of a customer could cause us to curtail business with that customer. We may also assume more credit risk relating to that customer's receivables. Our inability to collect on our trade accounts receivable from any one of these customers could have a material adverse effect on our business or financial condition. More specifically, we are dependent primarily on lines of credit that we establish from time to time with customers, and should a substantial number of customers become unable to pay their respective debts as they become due, we may be unable to collect some or all of the monies owed by those customers.

     Our current practice is to extend terms to a majority of our customers, which is based on such factors as past credit history with us, reputation of creditworthiness within our industry, and timelines of payments made to us. A small percentage of our customers are required to pay by either credit card or C.O.D., which is also based on such factors as lack of credit history, reputation (or lack thereof) within our industry and/or prior negative payment history. For these customers to which we extend credit, typical terms are net 30 to 60 days. Our management exercises professional judgment in determining which customers shall be extended credit, which is based on industry practices applicable to our business, financial awareness of the customers with whom we conduct business, and business experience of our industry. As of August 30, 2003, we had $2,818,000 in accounts receivable from our customers.

     Furthermore, in recent years, the retail industry has experienced consolidation and other ownership changes. Some of our customers, such as The Warnaco Group, Inc. have operated under the protection of the federal bankruptcy laws. While to date these changes in the retail industry have not had a material adverse effect on our business or financial condition, our business could be materially affected by these changes in the future.

Our business could suffer as a result of manufacturer's inability to produce our goods on time and to our specifications.

     We do not own or operate any manufacturing facilities and therefore depend upon independent third parties for the manufacture of all of our products. Our products are manufactured to our specifications by both domestic and international manufacturers. During fiscal 2002, approximately 24% of our products were manufactured in the United States and approximately 76% of our products were manufactured in foreign countries. During the nine months ended August 2003, approximately 14% of our products were manufactured in the United States and approximately 86% of our products were manufactured in foreign countries. The inability of a manufacturer to ship orders of our products in a timely manner or to meet our quality standards could cause us to miss the delivery date requirements of our customers for those items, which could result in cancellation of orders, refusal to accept deliveries or a reduction in purchase prices, any of which could have a material adverse effect on our financial condition and results of operations. Because of the seasonality of our business, and the apparel and fashion business in particular, the dates on which customers need and require shipments of products from us are critical, as styles and consumer tastes change so rapidly in the apparel and fashion business, particularly from one season to the next. Further, because quality is a leading factor when customers and retailers accept or reject goods, any decline in quality by our third-party manufacturers could be detrimental not only to a particular order, but also to our future relationship with that particular customer.

Our business could suffer if we need to replace manufacturers.

     We compete with other companies for the production capacity of our manufacturers and import quota capacity. Some of these competitors have greater financial and other resources than we have, and thus may have an advantage in the competition for production and import quota capacity. If we experience a significant increase in demand, or if an existing manufacturer of ours must be replaced, we may have to expand our third-party manufacturing capacity. We cannot assure you that this additional capacity will be available when required on terms that are acceptable to us or similar to existing terms which we have with our manufacturers, either from a production standpoint or a financial standpoint. We enter into a number of purchase order commitments each season specifying a time for delivery, method of payment, design and quality specifications and other standard industry provisions, but do not have long-term contracts with any manufacturer. None of the manufacturers we use produces our products exclusively.

     Should we be forced to replace one or more of our manufacturers, particularly a manufacturer that we may rely upon for a substantial portion of our production needs, such as CIG and its affiliates, then we may experience an adverse financial impact, or an adverse operational impact, such as being forced to pay increased costs for such replacement manufacturing or delays upon distribution and delivery of our products to our customers, which could cause us to loose customers or loose revenues because of late shipments.

If a manufacturer of ours fails to use acceptable labor practices, our business could suffer.

     While we require our independent manufacturers to operate in compliance with applicable laws and regulations, we have no control over the ultimate actions of our independent manufacturers. While our internal and vendor operating guidelines promote ethical business practices and our staff periodically visits and monitors the operations of our independent manufacturers, we do not control these manufacturers or their labor practices. The violation of labor or other laws by an independent manufacturer of ours, or by one of our licensing partners, or the divergence of an independent manufacturer's or licensing partner's labor practices from those generally accepted as ethical in the United States, could interrupt, or otherwise disrupt the shipment of finished products to us or damage our reputation. Any of these, in turn, could have a material adverse effect on our financial condition and results of operations. In particular, the laws governing garment manufacturers in the State of California impose joint liability upon us and our independent manufacturers for the labor practices of those independent manufacturers. As a result, should one of our independent manufacturers be found in violation of state labor laws, we could suffer financial or other unforeseen consequences.

Our trademark and other intellectual property rights may not be adequately protected outside the United States.

     We believe that our trademarks, whether licensed or owned by us, and other proprietary rights are important to our success and our competitive position. In the course of our international expansion, we may, however, experience conflict with various third parties who acquire or claim ownership rights in certain trademarks. We cannot assure that the actions we have taken to establish and protect these trademarks and other proprietary rights will be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products as a violation of the trademarks and proprietary rights of others. Also, we cannot assure you that others will not assert rights in, or ownership of, trademarks and other proprietary rights of ours or that we will be able to successfully resolve these types of conflicts to our satisfaction. In addition, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of the United States.

We cannot assure the successful implementation of our growth strategy.

     As part of our growth strategy, we seek to expand our geographic coverage, strategically acquiring select licensees and enhancing our operations. We may have difficulty hiring and retaining qualified key employees or otherwise successfully managing the required expansion of our infrastructure in our current United States market and other international markets we may enter. Furthermore, we cannot assure you that we will be able to successfully integrate the business of any licensee that we acquire into our own business or achieve any expected cost savings or synergies from such integration.

Our business is exposed to domestic and foreign currency fluctuations.

     We generally purchase our products in U.S. dollars. However, we source most of our products overseas and, as such, the cost of these products may be affected by changes in the value of the relevant currencies. Changes in currency exchange rates may also affect the relative prices at which we and our foreign competitors sell products in the same market. We currently do not hedge our exposure to changes in foreign currency exchange rates. We cannot assure you that foreign currency fluctuations will not have a material adverse impact on our financial condition and results of operations. For example, we are subject to currency fluctuations in Japan and Hong Kong. In fiscal 2002, our earnings were negatively impacted by $41,000 due to currency fluctuations in Japan and Hong Kong. For the nine months ended August 2003, our earnings were positively impacted by $74,000 due to currency fluctuations in Japan and Hong Kong.

Our ability to conduct business in international markets may be affected by legal, regulatory, political and economic risks.

     Our ability to capitalize on growth in new international markets and to maintain the current level of operations in our existing international markets is subject to risks associated with international operations. These include:

     - the burdens of complying with a variety of foreign laws and regulations,

     -    unexpected changes in regulatory requirements, and

     -    new tariffs or other barriers to some international markets.

     We are also subject to general political and economic risks associated with conducting international business, including:

     -    political instability,

     -    changes in diplomatic and trade relationships, and

     -    general economic fluctuations in specific countries or markets.

     We cannot predict whether quotas, duties, taxes, or other similar restrictions will be imposed by the United States, the European Union, China, Japan, or other countries upon the import or export of our products in the future, or what effect any of these actions would have on our business, financial condition or results of operations. Changes in regulatory, geopolitical policies and other factors may adversely affect our business in the future or may require us to modify our current business practices.

We face intense competition in the worldwide apparel and accessory industry.

     We face a variety of competitive challenges from other domestic and foreign fashion-oriented apparel and accessory producers, some of which may be significantly larger and more diversified and have greater financial and marketing resources than we have. We do not currently hold a dominant competitive position in any market. We compete with our competitors, including Kellwood, Jones Apparel Group, and VF Corp. primarily on the basis of:

     - anticipating and responding to changing consumer demands in a timely manner,

     -    maintaining favorable brand recognition,

     - developing innovative, high-quality products in sizes, colors and styles that appeal to consumers,

     -    appropriately pricing products,

     -    providing strong and effective marketing support,

     -    creating an acceptable value proposition for retail customers,

     - ensuring product availability and optimizing supply chain efficiencies with manufacturers and retailers, and

     - obtaining sufficient retail floor space and effective presentation of our products at retail.

A downturn in the economy may affect consumer purchases of discretionary items, which could adversely affect our sales.

     The fashion apparel and accessory industry in which we operate are cyclical. Many factors affect the level of consumer spending in the apparel, accessories and craft industries, including, among others:

     -    general business conditions,

     -    interest rates,

     -    the availability of consumer credit,

     -    taxation, and

     -    consumer confidence in future economic conditions.

     Consumer purchases of discretionary items, including accessory and apparel products, including our products, may decline during recessionary periods and also may decline at other times when disposable income is lower. A downturn in the economies in which we sell our products, whether in the United States or abroad, may adversely affect our sales.

Impact of potential future acquisitions.

     From time to time, we have pursued, and may continue to pursue, acquisitions. Most recently, we acquired our Blue Concepts division from Azteca Production International, Inc., which is owned by our affiliates Mr. Hubert Guez and Paul Guez. We issued a $21.8 million Convertible Note for the acquisition, which has increased our long-term debt by over 600%. Additional acquisitions may result in us becoming substantially more leveraged on a consolidated basis, and may adversely affect our ability to respond to adverse changes in economic, business or market conditions.

                                 USE OF PROCEEDS

     The net proceeds from the sale of the shares of common stock offered hereby will be received by the selling stockholders. We will not receive any of the proceeds from the sale of the shares of common stock offered by the selling stockholders. We will, however, receive the exercise price with respect to the warrants to purchase 1,445,998 of our shares when exercised by the selling stockholders who hold them. If all of the warrants are exercised with exercise prices paid in cash, we estimate that we would receive total net proceeds of $4,708,661. The warrant held for the account of Glenn Michael Financial, Inc. also includes a cashless exercise option, pursuant to which the holder thereof can exercise the warrant without paying the exercise price in cash. If the holder elects to use this cashless exercise option, it will receive fewer than the 100,000 of our shares it would have received if the exercise price were paid in cash. The number of our shares the holder of the warrant would receive in connection with a cashless exercise is determined in accordance with a formula set forth in the warrant. There can be no assurance that we will receive any payments even if the warrants are exercised. Any proceeds received will be used for working capital, inventory purchases and other general corporate purposes.

                                 DIVIDEND POLICY

     We have never declared or paid a dividend on our common stock. We intend to retain earnings to finance the growth and development of our business and do not expect to declare or pay any cash dividends on our common stock in the foreseeable future. The declaration of dividends is within the discretion of our board of directors, which will review this dividend policy from time to time. See "Risk Factors - We Do Not Anticipate Paying Any Dividends on the Common Stock."

                             SELLING SECURITYHOLDERS

     The table below sets forth information regarding ownership of our common stock by the selling stockholders on December 19, 2003 and the shares of common stock to be sold by them under this prospectus. Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. SEC rules require that the number of shares of common stock outstanding used in calculating the percentage for each listed person includes the shares of common stock underlying warrants or options held by such person that are exercisable within 60 days of December 19, 2003. As of December 19, 2003, 25,764,850 shares of our common stock were outstanding.

     We have filed with the SEC, under the Securities Act of 1933, a registration statement on Form S-3, of which this prospectus forms a part, with respect to the resale of the securities from time to time on the Nasdaq SmallCap Market or in privately-negotiated transactions and have agreed to prepare and file such amendments and supplements to the registration statement as may be necessary to keep the registration statement effective until the earlier of (i) one year after the date the SEC declares this registration statement on Form S-3 effective, (ii) the date when the selling stockholders may sell all of the shares of common stock under Rule 144 without volume or other restrictions or limits, or (iii) the date on which the selling stockholders have sold all of the shares of common stock.

                                              Securities Owned Prior to Offering               Securities Owned After Offering
                                              ----------------------------------               -------------------------------
                                                                              Shares of          Number of
                                     Shares of            Percent of         Common Stock        Shares of        Percent of
Name of Selling Stockholder         Common Stock         Common Stock       Offered Hereby     Common Stock      Common Stock
---------------------------         ------------         ------------       --------------     ------------      ------------

Alpha Capital, AG                     53,315 (1)               *                  53,315                0             0%

Michael Alter                         17,975 (2)               *                  16,000            1,975              *

Apogee Fund, L.P.                    275,000 (3)             1.07%               275,000                0             0%

Atlas Capital (Q.P.) L.P.             22,000 (4)               *                  22,000                0             0%

Atlas Capital Management              78,000 (5)               *                  78,000                0             0%
Master Fund, Ltd.

Azteca Production                    700,000 (6)             2.72%               700,000                0             0%
International, Inc.

Madelyn Baggett                           12,000               *                  10,000            2,000              *

Myron G. Blalock III                      45,000               *                  45,000                0             0%

Mary Brewington                           10,000               *                  10,000                0             0%

Bernard C. Byrd, Jr.,                 30,000 (7)               *                  30,000                0             0%
TTEE, Bernard C. Byrd
Rev. Trust

John Chapman INDV                     13,000 (8)               *                  10,000            3,000              *

John Chapman PSP                          20,000               *                  20,000                0             0%

Michelle Collins                           5,000               *                   5,000                0             0%

Cranshire Capital, L.P.               69,060 (9)               *                  69,060                0             0%


                                              Securities Owned Prior to Offering               Securities Owned After Offering
                                              ----------------------------------               -------------------------------
                                                                              Shares of          Number of
                                     Shares of            Percent of         Common Stock        Shares of        Percent of
Name of Selling Stockholder         Common Stock         Common Stock       Offered Hereby     Common Stock      Common Stock
---------------------------         ------------         ------------       --------------     ------------      ------------

Crescent International Ltd.          90,090 (10)               *                  90,090                0             0%

C.S.L. Associates L.P.               60,000 (11)               *                  60,000                0             0%

Falcon Cable Trust                  200,000 (12)               *                 200,000                0             0%

FlyLine Holdings Ltd.                32,000 (13)               *                  32,000                0             0%

SEP FBO Arthur  Fields - Pershing         30,000               *                  30,000                0             0%
LLC Custodian

SEP   FBO   Dr.    Hardy   Fields         40,000               *                  40,000                0             0%
- Pershing LLC Custodian

Glenn Michael Financial, Inc.       100,000 (14)               *                 100,000                0             0%

Charles Gibson                            37,500               *                  20,000           17,500              *

SEP  FBO  Greg  D.   Greenberg  -         30,000               *                  30,000                0             0%
Pershing LLC Custodian

Paul A.  Greenberg,  M.D.,  P.A.,    45,000 (15)               *                  45,000                0             0%
TTEE,  Paul  A.  Greenberg  M.D.,
P.A.   Employee   Profit  Sharing
Trust

Bill Haak and Johnnie S.              6,000 (16)               *                   6,000                0             0%
Haak, JTWROS

George J. & Rhonda Harris            15,000 (17)               *                   5,000           10,000              *

Jack Holt Family Trust                7,000 (18)               *                   2,000            5,000              *

Mike Holt IRA                              8,500               *                   4,500            4,000              *

Charles Stephen Houston INDV              10,000               *                  10,000                0             0%

Inwood Trust                         10,000 (19)               *                  10,000                0             0%

JD Design, LLC                      750,000 (20)             2.83%               750,000                0             0%

Scott Juda                                10,000               *                  10,000                0             0%

Brian Kuhn                                30,000               *                  30,000                0             0%

Lakefront Partners, Ltd.             30,030 (21)               *                  30,030                0             0%

Thomas Laundrie                     108,165 (22)               *                 108,165                0             0%

Robert S. Lane Family Trust          10,000 (23)               *                  10,000                0             0%

John S. Lemak                        60,000 (24)               *                  60,000                0             0%

Ronald D. Lossett                         30,000               *                  30,000                0             0%


                                              Securities Owned Prior to Offering               Securities Owned After Offering
                                              ----------------------------------               -------------------------------
                                                                              Shares of          Number of
                                     Shares of            Percent of         Common Stock        Shares of        Percent of
Name of Selling Stockholder         Common Stock         Common Stock       Offered Hereby     Common Stock      Common Stock
---------------------------         ------------         ------------       --------------     ------------      ------------

David Lunceford                           25,000               *                  10,000           15,000              *

Muller Family Limited Partnership   131,800 (25)               *                  23,000          108,800              *

Dean S. Oakey and                    18,999 (26)               *                  18,999                0             0%
Janis A. Oakey, JTWROS

Gail  L.   Oakey   TTEE/Gail   L.   100,000 (27)               *                 100,000                0             0%
Revocable Trust U/A/D/ 01/12/2000

Pacific Summit Securities, Inc.      17,500 (28)               *                  17,500                0             0%

Steve Parlitsis                      16,200 (29)               *                  16,000              200              *

Pequot Navigator Offshore Fund,     600,000 (30)             2.32%               600,000                0             0%
Inc.

Pequot Navigator Onshore Fund,      232,000 (31)               *                 132,000          100,000              *
L.P.

Pequot Scout Fund, L.P.             973,000 (32)             3.76%               708,000          265,000            1.03%

Portside Growth and Opportunity     200,000 (33)               *                 200,000
Fund

Precept Capital Master Fund, G.P.   300,000 (34)             1.16%               300,000                0             0%

Prism Offshore Fund Ltd.            471,024 (35)             1.82%               471,024                0             0%

Prism Partners L.P.                 402,174 (36)             1.56%               402,174                0             0%

Prism Partners QP, LP                86,802 (37)               *                  86,802                0             0%

Proximity Fund LP                   156,000 (38)               *                 156,000                0             0%

Proximity International Ltd.         96,000 (39)               *                  96,000                0             0%

Proximity Partners LP               144,000 (40)               *                 144,000                0             0%

Provident Premier Master Fund       300,000 (41)             1.16%               300,000                0             0%
Limited

Gerald Psimer                             20,000               *                  20,000                0             0%

RAM Trading, Ltd.                   368,000 (42)             1.43%               368,000                0             0%

Charles Robbins, Sr.                 45,000 (43)               *                  45,000                0             0%

IRA FBO  Katherine  U.  Sanders -    30,030 (44)               *                  30,030                0             0%
Pershing LLC Custodian

Sanders Morris Harris, Inc.         300,000 (45)             1.15%               300,000                0             0%


                                              Securities Owned Prior to Offering               Securities Owned After Offering
                                              ----------------------------------               -------------------------------
                                                                              Shares of          Number of
                                     Shares of            Percent of         Common Stock        Shares of        Percent of
Name of Selling Stockholder         Common Stock         Common Stock       Offered Hereby     Common Stock      Common Stock
---------------------------         ------------         ------------       --------------     ------------      ------------

Sanders Opportunity Fund            108,118 (46)               *                 108,118                0             0%
(Institutional), L.P.

Sanders Opportunity Fund, L.P.       41,883 (47)               *                  41,883                0             0%

Sandor Capital Master Fund, L.P.     90,000 (48)               *                  90,000                0             0%

SF Capital Partners Ltd.            139,920 (49)               *                 139,920

William A. Solemene                      225,000               *                 225,000                0             0%

Stonestreet LP                      100,080 (50)               *                 100,080

Linda Storms                              10,000               *                   9,000            1,000              *

R. Douglas Strickland INDV                10,000               *                  10,000                0             0%

R. Douglas Strickland PSP                 10,000               *                  10,000                0             0%

TCMP3 Capital LLC                    15,000 (51)               *                  15,000                0             0%

AJ Telmos                                 30,000               *                  22,000            8,000              *

Trading Post, Inc.                   21,800 (52)               *                  16,000            5,800              *

Joe and Frances Trout                 5,000 (53)               *                   5,000                0             0%

Truk Opportunity Fund, LLC           10,000 (54)               *                  10,000                0             0%

Lee Turner                                 5,000               *                   5,000                0             0%

Twin Capital Growth Ltd              30,000 (55)               *                  30,000                0             0%

Yolande Wallin                             6,000               *                   6,000                0             0%

Westpark Capital L.P.                50,000 (56)               *                  50,000                0             0%

James K. Williams IRA                     10,000               *                  10,000                0             0%

WS Opportunity Fund                  96,096 (57)               *                  96,096                0             0%
International, Ltd.

WS Opportunity Master Fund          204,205 (58)               *                 204,205                0             0%

Robert J. Zappia                          15,000               *                  15,000                0             0%
                                    ------------            ------                ------            -----         ------


TOTAL                                  9,366,266             34.41%            8,818,991          547,275          2.12%
                                    ============            =======            =========          =======         ======

* Less than 1% of our outstanding shares.

     (1) Konrad Ackerman exercises sole voting and investment control over the shares held for the account of Alpha Capital, AG.

     (2) Includes 16,000 shares issuable upon the exercise of currently exercisable warrants.

     (3) The general partner of Apogee Fund, L.P. is Paradigm Capital Corporation. Emmett Murphy owns all of the outstanding shares of Paradigm Capital Corporation. In such capacity, Mr. Murphy exercises voting and investment control over the shares held for the account of Apogee Fund, L.P.

     (4) The general partner of Atlas Capital (Q.P.), L.P. is Atlas Capital Management, L.P. The general partner of Atlas Capital Management, L.P. is RHA, Inc., of which Robert H. Alpert is the President. In such capacity, Mr. Alpert exercises voting and investment control over the shares held for the account of Atlas Capital (Q.P.), L.P.

     (5) All of the outstanding shares of Atlas Capital Management are owned by Atlas Capital Offshore Fund, the Director of which is Robert S. Alpert, and Atlas Capital L.P. The general partner of Atlas Capital L.P. is Atlas Capital Management, L.P. The general partner of Atlas Capital Management, L.P. is RHA, Inc., of which Robert H. Alpert is the President. In such capacity, Mr. Alpert exercises voting and investment control over the shares held for the account of Atlas Capital Management.

     (6) In his capacities as sole shareholder and President of Azteca Production International, Inc., Hubert Guez exercises voting and investment control over the shares held for the account of Azteca Production International, Inc.

     (7) In his capacity as trustee of the Bernard C. Byrd, Jr. Revocable Trust, Bernard C. Byrd, Jr. exercises voting and investment control over the shares held for the account of the Bernard C. Byrd, Jr. Revocable Trust.

     (8)  These shares are registered in the names of John and Lauren Chapman.

     (9) Mitchell P. Kopin, who serves as the President of Downsview Capital, Inc., the general partner of Cranshire Capital, L.P. In such capacity, Mr. Kopin exercises sole voting and investment control over the shares held for the account of Cranshire Capital, L.P.

     (10) In their capacities as managers for GreenLight (Switzerland) SA, the investment advisor to Crescent International Ltd., Mel Craw and Maxi Brezzi exercise voting and investment control over the shares held for the account of Crescent International Ltd. Messrs. Craw and Brezzi disclaim beneficial ownership of such shares.

     (11) Includes 10,000 shares issuable upon the exercise of currently exercisable warrants. In his capacity as the general partner of C.S.L. Associates L.P., Charles S. Lipson exercises voting and investment control over the shares held for the account of C.S.L. Associates L.P.

     (12) In his capacity as trustee of Falcon Cable Trust, Marc B. Nathanson exercises voting and investment control over the shares held for the account of Falcon Cable Trust.

     (13) FlyLine Holdings Ltd. is owned by FlyLine Partners, L.P. The general partner of FlyLine Partners, L.P. is FlyLine Genpar, L.P., of which W. Forrest Tempel is the general partner. FlyLine Genpar, L.P. is owned by WFT Family Limited Partnership, which is owned and controlled by W. Forrest Tempel. In such capacity, Mr. Tempel exercises voting and investment control over the shares held for the account of FlyLine Holdings Ltd.

     (14) Includes 100,000 shares issuable upon the exercise of currently exercisable warrants. In his capacity as President of Glenn Michael Financial, Inc., Glenn Lanaia exercises voting and investment control over the shares held for the account of Glenn Michael Financial, Inc.

     (15) In his capacity as trustee of the Paul A. Greenberg, M.D., P.A. Employee Profit Sharing Trust, Paul A. Greenberg, M.D., P.A. exercises voting and investment control over the shares held for the account of Paul A. Greenberg, M.D., P.A. Employee Profit Sharing Trust.

     (16) Bill Haak and Johnnie S. Haak own these shares as joint tenants with right of survivorship.

     (17) Includes 10,000 shares held individually by George J. Harris.

     (18) In his capacity as trustee of Jack Holt Family Trust, Michael Holt exercises voting and investment control over the shares held for the account of Jack Holt Family Trust.

     (19) In his capacity as trustee of Inwood Trust, Jerome Pope exercises voting and investment control over the shares held for the account of Inwood Trust. Jerome Pope is a registered representative associated with Capital Wealth Management, Inc., which is a registered broker-dealer. These shares were purchased and are held in the ordinary course of business for the separate account of Inwood Trust.

     (20) Includes 250,000 shares issuable upon the exercise of currently exercisable warrants. In his capacities as sole member and manager of JD Design, LLC, Joseph Dahan exercises voting and investment control over the shares held for the account of JD Design, LLC.

     (21) In his capacity as President of Lakefront Partners, Ltd, Don A. Sanders exercises voting and investment control over the shares held for the account of Lakefront Partners, Ltd. Mr. Sanders is a principal of Sanders Morris Harris, Inc., which is a registered broker-dealer. These shares were purchased and are held in the ordinary course of business for the separate account of Lakefront Partners, Ltd.

     (22) Includes 108,165 shares issuable upon the exercise of currently exerciseable warrants.

     (23) In her capacity as trustee of Robert S. Lane Family Trust, Melissa Campbell exercises voting and control over the Shares held for the account of Robert S. Lane Family Trust.

     (24) John S. Lemak is an affiliate of Williams Financial Group, which is a registered broker-dealer. These shares were purchased and are held in the ordinary course of business for the personal account of John S. Lemak.

     (25) Includes 23,000 shares issuable upon the exercise of currently exercisable warrants. In his capacity as General Partner of Muller Family Limited Partnership, William Muller exercises voting and investment control over the shares held for the account of Muller Family Limited Partnership.

     (26) Dean S. Oakey and Janis A Oakey own these shares as joint tenants with right of survivorship. Dean S. Oakey is employed by Sanders Morris Harris, Inc., which is a registered broker-dealer. These shares were purchased and are held in the ordinary course of business for the separate account of Mr. and Ms. Oakey.

     (27) Gail L. Oakey exercises voting and investment control over these shares in her capacity as trustee of Gail L. Oakey Revocable Trust U/A/D/ 01/12/2000. Gail L. Oakey is the mother of Dean S. Oakey. Dean
          S. Oakey is a member of the NASD and is employed by Sanders Morris Harris, Inc., which is a registered broker-dealer. These shares were purchased and are held in the ordinary course of business for the separate account of Gail L. Oakey Revocable Trust U/A/D/ 01/12/2000.

     (28) Includes 17,500 shares issuable upon the exercise of currently exercisable warrants, which we issued to Pacific Summit Securities, Inc., an NASD member firm, as underwriting compensation in connection with a private placement of our shares. In his capacity as the sole shareholder of Pacific Summit Securities, Inc., Jim Watts exercises voting and investment control over the shares held for the account of Pacific Summit Securities, Inc.

     (29) Includes 16,000 shares issuable upon the exercise of currently exercisable warrants.

     (30) Includes 100,000 shares issuable upon the exercise of currently exercisable warrants. In his capacity as the shareholder of Pequot Capital Management, Inc., which is the investment manager of Pequot Navigator Offshore Fund, Inc., Andrew J. Samberg exercises voting and investment control over the shares held for the account of Pequot Navigator Offshore Fund, Inc.

     (31) Includes 22,000 shares issuable upon the exercise of currently exercisable warrants. In his capacity as the shareholder of Pequot Capital Management, Inc., which is the investment manager of Pequot Navigator Onshore Fund, L.P., Andrew J. Samberg exercises voting and investment control over the shares held for the account of Pequot Navigator Onshore Fund, L.P.

     (32) Includes 118,000 shares issuable upon the exercise of currently exercisable warrants. In his capacity as the shareholder of Pequot Capital Management, Inc., which is the investment manager of Pequot Scout Fund, L.P., Andrew J. Samberg exercises voting and investment control over the shares held for the account of Pequot Scout Fund, L.P.

     (33) Includes 33,000 shares issuable upon the exercise of currently exercisable warrants. The investment advisor to Portside Growth and Opportunity Fund is Ramius Capital Group, LLC. The managing member of Ramius Capital Group, LLC is C4S & Co., the managing members of which are Peter Cohen, Morgan Stark, Thomas Straus and Jeffrey Solomon. In such capacities, Messrs. Cohen, Stark, Straus and Solomon may be deemed beneficial owners of the shares held for the account of Portside Growth and Opportunity Fund. Messrs. Cohen, Stark, Straus and Solomon disclaim beneficial ownership of such shares.

     (34) Precept Capital Management, L.P. has the sole voting power with respect to these securities as agent and attorney-in-fact of Precept Capital Master Fund, G.P., of which the general partner is Precept Management, LLC. D. Blair Baker is the President and Chief Executive Officer of Precept Management, LLC. In such capacity, Mr. Baker exercises voting and investment control over the shares held for the account of Precept Capital Management, L.P.

     (35) Includes 78,504 shares issuable upon the exercise of currently exercisable warrants. Delta Partners, LLC serves as investment manager for Prism Offshore Fund, Ltd. and has sole voting and investment power over the securities held for the account of Prism Offshore Fund, Ltd. Christopher N. Argyrople and Charles E. Jobson, as managing members of Delta Partners, LLC, exercise shared voting and investment power over the shares held for the account of Prism Offshore Fund, Ltd. Messrs. Agryrople and Jobson disclaim beneficial ownership of such shares.

     (36) Includes 67,029 shares issuable upon the exercise of currently exercisable warrants. Delta Partners, LLC serves as investment manager for Prism Partners, L.P. and has sole voting and investment power over the securities held for the account of Prism Partners, L.P. Christopher N. Argyrople and Charles E. Jobson, as managing members of Delta Partners, LLC, exercise shared voting and investment power over the shares held for the account of Prism Partners, L.P. Messrs. Agryrople and Jobson disclaim beneficial ownership of such shares.

     (37) Includes 14,467 shares issuable upon the exercise of currently exercisable warrants. Delta Partners, LLC serves as investment manager for Prism Partners QP, LP and has sole voting and investment power over the securities held for the account of Prism Partners QP, LP. Christopher N. Argyrople and Charles E. Jobson, as managing members of Delta Partners, LLC, exercise shared voting and investment power over the shares held for the account of Prism Partners QP, LP. Messrs. Agryrople and Jobson disclaim beneficial ownership of such shares.

     (38) Includes 26,000 shares issuable upon the exercise of currently exercisable warrants. In his capacity as the general partner of Proximity Fund LP, Steve Crosby exercises investment and voting control over the shares held for the account of Proximity Fund LP.

     (39) Includes 16,000 shares issuable upon the exercise of currently exercisable warrants. In his capacity as the general partner of Proximity International Ltd., Steve Crosby exercises investment and voting control over the shares held for the account of Proximity International Ltd.

     (40) Includes 24,000 shares issuable upon the exercise of currently exercisable warrants. In his capacity as the general partner of Proximity Partners LP, Steve Crosby exercises investment and voting control over the shares held for the account of Proximity Partners LP.

     (41) Includes 50,000 shares issuable upon the exercise of currently exercisable warrants. In his capacity as the Principal and Chief Investment Officer of Provident Advisors LLC, the investment advisor to Provident Premier Master Fund Ltd., Irvin R. Kessler effectively exercises voting and investment control over the shares held for the account of Provident Premier Master Fund Ltd. These shares were purchased and are held in the ordinary course of business for Provident Premier Master Fund Ltd.

     (42) Ritchie Capital Management, L.L.C. is the investment advisor to RAM Trading, Ltd. In his capacity as Vice President of Ritchie Capital Management, L.L.C., James R. Park exercises voting and investment control over the shares held for the account of RAM Trading, Ltd.

     (43) These shares are jointly owned by Charles H. Robbins, Sr. and Ellen E. Robbins.

     (44) Katherine U. Sanders is the wife of Don A. Sanders. Mr. Sanders is a principal of Sanders Morris Harris, Inc., which is a registered broker-dealer. These shares were purchased and are held in the ordinary course of business for the separate account of Katherine U. Sanders.

     (45) Includes 300,000 shares issuable upon the exercise of currently exercisable warrants, which we issued to Sanders Morris Harris, Inc., an NASD member firm, as underwriting compensation in connection with a private placement of our shares. Ben T. Morris serves as President and Chief Executive Officer of Sanders Morris Harris, Inc. and, in such capacity may be deemed to have sole voting and investment power over these securities. Sanders Morris Harris, Inc. is a registered broker/dealer and is a member of the NASD. Sanders Morris Harris, Inc. is not an underwriter or related person with respect to the securities being registered pursuant to this registration statement.

     (46) In his capacity as Chief Investment Officer of Sanders Opportunity Fund (Institutional), L.P., Don A. Sanders exercises voting and investment control over the shares held for the account of Sanders Opportunity Fund (Institutional), L.P. Mr. Sanders is a principal of Sanders Morris Harris, Inc., which is a registered broker-dealer. These shares were purchased and are held in the ordinary course of business for the separate account of Sanders Opportunity Fund (Institutional), L.P.

     (47) In his capacity as Chief Investment Officer of Sanders Opportunity Fund, L.P., Don A. Sanders exercises voting and investment control over the shares held for the account of Sanders Opportunity Fund, L.P. Mr. Sanders is a principal of Sanders Morris Harris, Inc., which is a registered broker-dealer. These shares were purchased and are held in the ordinary course of business for the separate account of Sanders Opportunity Fund, L.P.

     (48) In his capacity as the general partner of Sandor Capital Master Fund, L.P., John S. Lemak exercises voting and investment control over the shares held for the account of Sandor Capital Master Fund, L.P. Mr. Lemak is an affiliate of Williams Financial Group, which is a registered broker-dealer. These shares were purchased and are held in the ordinary course of business for the separate account of Sandor Capital Master Fund, L.P.

     (49) Includes 23,320 shares issuable upon the exercise of currently exercisable warrants. Michael A. Roth and Brian J. Stark are the founding members of and direct the management of Staro Asset Management, L.L.C., a Wisconsin limited liability Company ("Staro"), which acts as investment manager of and has the sole power to direct the management of SF Capital Partners Ltd. Though Staro, Messrs. Roth and Stark possess sole voting and dispositive power over all of the shares held for the account of SF Capital Partners Ltd.

     (50) Includes 16,680 shares issuable upon the exercise of currently exercisable warrants. In their capacities as signing officers of Stonestreet Corporation, the general partner of Stonestreet LP, Elizabeth Leonard and Michael Finkelstein exercise investment and voting control over the shares held for the account of Stonestreet LP.

     (51) Steven Slawson and Walter Schenker, as principals of TCMP3 Capital LLC, the general partner of TCMP3 Partners LLP, exercise voting and investment control over these shares. Both Mr. Slawson and Mr. Schenker disclaim beneficial ownership of the shares held for the account of TCMP3 Capital LLC.

     (52) Includes 16,000 shares issuable upon the exercise of currently exercisable warrants. In her capacity as President of Trading Post, Inc., Kathleen Belz exercises voting and investment control over the shares held for the account of Trading Post, Inc. Ms. Belz is the wife of Richard Belz. Mr. Belz is a principal of Basic Investors, Inc., which is a registered broker-dealer. These shares were purchased and are held in the ordinary course of business for the separate account of Trading Post, Inc.

     (53) These shares are jointly owned by Joe and Frances Trout.

     (54) Michael E. Fein and Stephen E. Saltzstein, as principals of Atoll Asset Management, LLC, the Managing Member of Truk Opportunity Fund, LLC, exercise investment and voting control over the shares owned by Truk Opportunity Fund, LLC. Both Mr. Fein and Mr. Saltzstein disclaim beneficial ownership of the shares owned by Truk Opportunity Fund, LLC.

     (55) In his capacity as the general partner of Twin Capital Growth Ltd., Arthur Fields exercises voting and investment control over the shares held for the account of Twin Capital Growth Ltd.

     (56) In his capacity as the general partner of Westpark Capital, L.P., Patrick J. Brosnahan exercises voting and investment control over the shares held for the account of Westpark Capital, L.P.

     (57) The agent and attorney-in-fact for WS Opportunity Fund International, Ltd. is WS Ventures Management, L.P., of which the general partner is WSV Management, L.L.C. In his capacity as a member of WSV Management, L.L.C., Patrick Walker exercises voting and investment control over the shares held for the account of WS Opportunity Fund International, Ltd. WS Fund International is an investment partnership, some partners of which are not hot issue eligible. The WS Fund International makes no allocations of hot issue income to such ineligible persons.

     (58) The agent and attorney-in-fact for WS Opportunity Master Fund is WS Ventures Management, L.P., of which the general partner is WSV Management, L.L.C. In his capacity as a member of WSV Management, L.L.C., Patrick Walker exercises voting and investment control over the shares held for the account of WS Opportunity Master Fund. WS Master Fund is an investment partnership, some partners of which are not hot issue eligible. WS Master Fund makes no allocations of hot issue income to such ineligible persons.

     Except as otherwise disclosed above or in documents incorporated herein by reference, the selling stockholders, have not within the past three years had any position, office or other material relationship with us or any of our predecessors or affiliates. Because the selling stockholders may sell all or some portion of the shares of common stock beneficially owned by them, only an estimate (assuming the selling stockholders sell all of the shares offered hereby) can be given as to the number of shares of common stock that will be beneficially owned by the selling stockholders after this offering. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the dates on which they provided the information regarding the shares beneficially owned by them, all or a portion of the shares beneficially owned by them in transactions registered under other effective registration

     The preceding table has been prepared based upon the information furnished to us by the selling securityholders. The selling securityholders identified above may have sold, transferred or otherwise disposed of some or all of their common stock in transactions exempt from the registration requirements of the Securities Act since the dates on which they provided the information regarding the common stock beneficially owned by them. Information concerning the selling securityholder may change from time to time and, if necessary, we will supplement this prospectus accordingly.


                              PLAN OF DISTRIBUTION

         The sellIing stockholders may offer their shares of common stock at various times in one or more of the following transactions:

     o on any U.S. securities exchange on which our common stock may be listed at the time of such sale;

     o    in the over-the-counter market;

     o in transactions other than on such exchanges or in the over-the-counter market;

     o    in connection with short sales; or

     o    in a combination of any of the above transactions.

     The selling stockholders may offer their shares of common stock at prevailing market prices, at prices related to the prevailing market prices, at negotiated prices or at fixed prices. The selling stockholders may transfer shares to discharge indebtedness, as payment for goods or services, or for other non-cash consideration.

     The selling stockholders may use broker-dealers to sell their shares of common stock. If this occurs, broker-dealers will either receive discounts or commission from the selling stockholder, or they will receive commissions from the purchasers of shares of common stock for whom they acted as agents. These brokers may act as dealers by purchasing any and all of the shares covered by this prospectus either as agents for others or as principals for their own accounts and reselling these securities under the prospectus.

     The selling stockholders and any broker-dealers or other persons acting on the behalf of parties that participate in the distribution of the shares may be considered underwriters under the Securities Act. As such, any commissions or profits they receive on the resale of the shares may be considered underwriting discounts and commissions under the Securities Act.

     As of the date of this prospectus, we are not aware of any agreement, arrangement or understanding between any broker or dealer and any of the selling stockholders with respect to the offer or sale of the shares under this prospectus. Each of the following of the entities or individuals is listed on the table of Selling Securityholders in this Prospectus: Inwood Trust, Lakefront Partners, Ltd., John S. Lemak, Dean S. Oakey and Janis A. Oakey, Gail L. Oakey Revocable Trust U/A/D 01/12/2000, Katherine U. Sanders, Sanders Opportunity Fund (Institutional), L.P., Sanders Opportunity Fund, L.P., Sandor Capital Master Fund, L.P. and Trading Post, Inc. (collectively, the "Broker-Dealer Affiliates"). Each Broker-Dealer Affiliate has represented to us that it purchased the shares registered for resale under the Registration Statement in the ordinary course of business and for its own account, and that at the time of the purchase of these shares, each Broker-Dealer Affiliate had no agreements or understandings, directly or indirectly, with any person to distribute these shares. If we become aware of any agreement, arrangement or understanding, to the extent required under the Securities Act, we will file a supplemental prospectus to disclose:

     o    the name of any of the broker-dealers;

     o    the number of shares involved;

     o    the price at which the shares are to be sold;

     o the commissions paid or discounts or concessions allowed to broker-dealers, where applicable;

     o that the broker-dealers did not conduct any investigation to verify the information set out in this prospectus, as supplemented; and

     o    other facts material to the transaction.

     Certain of the agreements with the selling stockholders contain reciprocal indemnification provisions between us and the selling stockholder to indemnify each other against certain liabilities, including liabilities under the Securities Act, which may be based upon, among other things, any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission of a material fact.

                            DESCRIPTION OF SECURITIES

Common Stock

     Pursuant to Innovo's Amended and Restated Certificate of Incorporation, we are authorized to issue 40,000,000 shares of common stock, $.10 par value per share. As of December 19, 2003, we had outstanding 25,764,850 validly issued, fully paid and non-assessable shares of common stock.

     Holders of the common stock are entitled to one vote for each share held of record in each matter properly submitted to such holders for a vote. Subject to the rights of the holders of any other outstanding series of stock our board of directors may designate from time to time, holders of common stock are entitled to receive their pro rata share of (i) any dividends that may be declared by the board of directors out of assets legally available therefore, and (ii) any excess assets available upon the liquidation, dissolution, or winding up of Innovo.

     The board of directors may issue the additional shares of common stock, up to the authorization of 40,000,000 shares, without soliciting additional stockholder approval. The existence of authorized but unissued shares of the common stock could tend to discourage or render more difficult the completion of a hostile merger, tender offer or proxy contest. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal was not in the best interest of the company and its stockholders, the ability to issue additional shares of stock without further stockholder approval could have the effect of rendering more difficult or costly the completion of the takeover transaction, by diluting the voting or other rights of the proposed acquiror or insurgent stockholder group, by creating a substantial voting block in hands that might support the position of the board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

Preferred Stock

     Our Amended and Restated Certificate of Incorporation authorizes the issuance of up to 5,000,000 shares of preferred stock with designations, rights and preferences determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividends, liquidation, conversion, voting and other rights that could adversely affect the voting power or other rights of the holders of common stock. In the event of issuance, the preferred stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of us. As of December 19, 2003, we had outstanding 4,806,000 validly issued, fully paid and non-assessable shares of preferred stock.

Certain Provisions Relating to Share Acquisitions

     Section 203 of the Delaware General Corporation Law generally prevents a corporation from entering into certain business combinations with an interested stockholder (defined as any person or entity that is the beneficial owner of at least 15% of a corporation's voting stock) or its affiliates for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) the transaction is approved by the board of directors of the corporation prior to such business combination, (ii) the interested stockholder acquires 85% of the corporation's voting stock in the same transaction in which it exceeds 15%, or (iii) the business combination is approved by the board of directors and by a vote of two-thirds of the outstanding voting stock not owned by the interested stockholder. The Delaware General Corporation Law provides that a corporation may elect not to be governed by Section 203. We have made no such election and are therefore governed by
Section 203. Such anti-takeover provision may have an adverse effect on the market for our securities.

Indemnification and Limitation of Liability

     Our Amended and Restated Certificate of Incorporation provides that we shall indemnify our officers and directors to the fullest extent permitted by Delaware law, including some instances in which indemnification is otherwise discretionary under Delaware law. The Amended and Restated Certificate of Incorporation also provides that, pursuant to Delaware law, our directors shall not be liable for monetary damages for breach of the director's fiduciary duty of care to the company and its stockholders. This provision does not eliminate the duty of care, and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the company, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities for environmental laws.

     At present, there is no pending litigation or proceeding involving a director or officer of Innovo as to which indemnification is being sought, nor are we aware of any threatened litigation that may result in claims for indemnification by any officer or director.

Transfer and Warrant Agent

     The transfer agent for our common stock is North American Transfer Co., 147 West Merrick Road, Freeport, New York 11520.

                           ENGAGEMENT OF RESEARCH FIRM

     In or about February 2002, we engaged Barrow Street Research, Inc. ("Barrow"), an independent New York City-based research firm to prepare and issue a basic research report on us to better inform the investing public of our long term prospects. We paid Barrow $6,000.00 for writing and disseminating its report, inclusion of the report on Barrow's website for the remainder of 2002, as well as continued coverage of us by Barrow in 2002, which included a mid-year update of our prospects. We also engaged Barrow to prepare a business plan for us. We paid Barrow $13,209.00 for (i) the preparation of the business plan and
(ii) reimbursement of expenses. We did not, at any time, issue our securities to Barrow as compensation for its services and is not aware of any holdings of our securities by Barrow or its affiliates. We currently do not have any relationships, financial or otherwise, with any research firms that publish reports about us.

                                  LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for Innovo by Akin Gump Strauss Hauer & Feld LLP, Washington, D.C.

                                     EXPERTS

     The consolidated financial statements of the Innovo Group Inc. appearing in Innovo Group Inc.'s Annual Report (Form 10-K) for the year ended November 30, 2002 and the year ended December 1, 2001 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the Securities and Exchange Commission's public reference rooms at 450 Fifth Street, N.W., Washington, DC 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our Securities and Exchange Commission filings are also available to the public from the Securities and Exchange Commission's website at "http://www.sec.gov."

     We have filed a registration statement on Form S-3 with the Securities and Exchange Commission to register the offering of the shares of common stock offered pursuant to this prospectus. This prospectus is part of that registration statement and, as permitted by the Securities and Exchange Commission's rules, does not contain all of the information included in the registration statement. For further information about us, this offering and our common stock, you may refer to the registration statement and its exhibits and schedules as well as the documents described below. You can review and copy these documents at the public reference facilities maintained by the Securities and Exchange Commission or on the Securities and Exchange Commission's website as described above.

     This prospectus may contain summaries of contracts or other documents. Because they are summaries, they will not contain all of the information that may be important to you. If you would like complete information about a contract or other document, you should read the copy filed as an exhibit to the registration statement or incorporated in the registration statement by reference.

     The Securities and Exchange Commission allows us to "incorporate by reference" information into this prospectus. This means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be an important part of this prospectus, and information that we file with the Securities and Exchange Commission at a later date will automatically update or supersede this information. We incorporate by reference the following documents as well as any future filing we will make with the Securities and Exchange Commission (File No. 0-18926) under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

     1. Our annual report on Form 10-K for the fiscal year ended November 30, 2002, as amended by a Form 10-K/A filing filed on March 27, 2003 and a Form 10-K/A filing filed on December 9, 2003;

     2. Our Definitive Proxy Statement on Schedule 14A filed with the SEC on April24, 2003;

     3. Our Quarterly Report on Form 10-Q for the three months ended March 1, 2003;

     4.   Our Current Report on Form 8-K filed with the SEC on March 17, 2003;

     5.   Our Current Report on Form 8-K filed with the SEC on April 15, 2003;

     6.   Our Quarterly Report on Form 10-Q for the six months ended May 31,
          2003;

     7.   Our Current Report on Form 8-K filed with the SEC on August 1, 2003;

     8.   Our Current Report on Form 8-K/A filed with the SEC on September 30,
          2003;

     9.   Our Current Report on Form 8-K/A filed with the SEC on October 17,
          2003;

     10. Our Quarterly Report on Form 10-Q for the nine months ended August 30, 2003, as amended by a Form 10-Q/A filing filed on October 17, 2003; and

     11.  Our Current Report on Form 8-K filed with the SEC on December 2, 2003

     You may request a copy of these filings, at no cost, by writing to or calling Donna Drewrey, Innovo Group Inc., 2633 Kingston Pike, Suite 100, Knoxville, Tennessee 37919, telephone 865-546-1110.

                           FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference in this prospectus contain both historical and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the following: growth opportunities and increasing market share, earnings

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

estimates, future financial performance and other matters. Although we believe that the expectations contained in these forward-looking statements are reasonable, you cannot be assured that these expectations will prove correct.

     The words "anticipate," "believe," "estimate," "expect," "intend," "will" and similar expressions, as they relate to us, are intended to identify forward-looking statements. Similarly, statements that describe our objectives, plans and goals are or may be forward-looking statements. These forward-looking statements are not based on historical facts, but rather reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should our underlying assumptions prove incorrect, actual results may vary materially from those described in this prospectus as anticipated, believed, estimated, expected or intended. Whether actual results will conform with expectations and predictions is subject to a number of risks and uncertainties, including, but not limited to, those described in "Risk Factors."

     You should carefully review all information, including the information included in the section entitled "Risk Factors" and the financial statements and the notes to the financial statements and related disclosures incorporated by reference in this prospectus. We do not assume any responsibility for updating forward-looking information contained in this prospectus.

                              CAUTIONARY STATEMENTS

     In connection with this offering, no person is authorized to give any information or to make any representations not contained or incorporated by reference in this prospectus. If information is given or representations are made, you may not rely on that information or representations as having been authorized by us. This prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. You may not imply from the delivery of this prospectus, nor from any sale made under this prospectus, that our affairs are unchanged since the date of this prospectus or that the information contained in this prospectus is correct as of any time after the date of this prospectus. The information in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies.

     We are not making any representation to any purchaser of the common stock regarding the legality of an investment in the common stock by such purchaser under any legal investment or similar laws or regulations. You should not consider any information in this prospectus to be legal, business or tax advice. You should consult your own attorney, business advisor and tax advisor for legal, business and tax advice regarding an investment in the common stock.


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